UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Robert L. Potts

Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Atif I. Azher

William R. Dougherty

Naveed Anwar

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

November 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 0
	9	Sole dispositive power -0-
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 0
	9	Sole dispositive power -0-
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 0
	9	Sole dispositive power -0-
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Equity Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 0
	9	Sole dispositive power -0-
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

Explanatory Note

This Amendment No. 21 (the “Amendment”) is filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”), VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”) and EMC Equity Assets LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“EMC Sub”), and amends the statement on Schedule 13D originally filed by Dell Technologies, EMC and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018, Amendment No. 13 to the Schedule 13D filed on July 3, 2018, Amendment No. 14 to the Schedule 13D filed on December 26, 2018, Amendment No. 15 to the Schedule 13D filed on August 14, 2019, Amendment No. 16 to the Schedule 13D filed on August 22, 2019, Amendment No. 17 to the Schedule 13D (which, among other matters, reported the status of EMC Sub as a Reporting Person) filed on January 2, 2020, Amendment No. 18 to the Schedule 13D filed on March 24, 2020, Amendment No. 19 to the Schedule 13D filed on July 15, 2020 and Amendment No. 20 filed on April 14, 2021 (the “Schedule 13D”). Michael S. Dell is filing a separate amendment to Schedule 13D on the date hereof.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Completion of Separation and Distribution

On November 1, 2021, as previously announced, Dell Technologies completed its spin-off (the “Spin-Off”) of all shares of common stock of VMware, Inc. (“VMware” or the “Issuer”) that were beneficially owned by Dell Technologies and certain of its subsidiaries by means of a special stock dividend to stockholders of record of Dell Technologies as of the dividend record date.

Pursuant to the Separation and Distribution Agreement, dated as of April 14, 2021 (the “Separation and Distribution Agreement”), and as further provided in the letter agreements, dated as of October 7, 2021 and November 1, 2021, between Dell Technologies and VMware, the businesses of the Issuer were separated from the remaining businesses of Dell Technologies through a series of transactions that resulted in the pre-transaction stockholders of Dell Technologies owning shares in two separate public companies—(1) the Issuer, which continues to own the businesses of VMware and VMware subsidiaries and (2) Dell Technologies, which continues to own Dell Technologies’ other businesses and subsidiaries.

As contemplated by the Separation and Distribution Agreement, each of VMW Holdco, EMC and EMC Sub, each a wholly-owned subsidiary of Dell Technologies (collectively, the “EMC Entities”), distributed its outstanding shares of VMware Class A Common Stock and VMware Class B Common Stock (collectively, the “VMware Common Stock”) to Dell Inc., a wholly-owned subsidiary of Dell Technologies (“Dell Sub” and such distribution, the “Internal Distribution”). Following such Internal Distribution, VMware paid a cash dividend, pro rata, to each of the stockholders of VMware Common Stock in an aggregate amount equal to $11.5 billion (the “VMware Special Dividend”). Immediately following the payment of the VMware Special Dividend, the separation of VMware from Dell Technologies occurred, including through the termination or settlement of certain intercompany accounts and intercompany contracts and the other transactions further described in the Separation and Distribution Agreement and the ancillary agreements contemplated therein (the “Ancillary Agreements” and such transactions contemplated by the Separation and Distribution Agreement and the Ancillary Agreements, the “Separation”). Immediately following the receipt by Dell Sub of its pro rata portion of the VMware Special Dividend and concurrently with the consummation of the Separation, (i) Dell Sub distributed all of the shares of VMware Common Stock to Denali Intermediate Inc., (ii) Denali Intermediate Inc. distributed all of the shares of VMware Common Stock to Dell Technologies, and (iii) Dell Technologies consummated the distribution by distributing all of the issued and outstanding shares of VMware Common Stock then owned by Dell Technologies to the holders of record of shares of Dell Technologies as of 5 p.m., New York City time, on October 29, 2021 (the “Record Date”) on a pro rata basis (the “Distribution”). Immediately following, and automatically as a result of, the Distribution, and prior to receipt thereof by Dell Technologies’ stockholders, each share of VMware Class B Common Stock automatically converted into one fully paid and non-assessable share of VMware Class A Common Stock in accordance with clause (vi)(k) of Section C of Article IV of the Amended and Restated Certificate of Incorporation of VMware (the “Conversion” and together with the Distribution, the Separation, the Internal Distribution, the payment of the VMware Special Dividend and the other transactions contemplated by the Separation and Distribution Agreement, the “Transactions”). As a result of the Transactions, each holder of record of shares of Dell Technologies as of the Record Date held a pro rata portion of the VMware Class A Common Stock distributed in the Distribution. Following the Transactions, the VMware Class A Common Stock is the sole class of outstanding VMware Common Stock.

The foregoing description of the Separation and Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation and Distribution Agreement, which is filed as Exhibit 16 to this Schedule 13D and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) are hereby amended and restated as follows:

(a) and (b) As of the date hereof, Dell Technologies, EMC, VMW Holdco and EMC Sub no longer beneficially own any shares of Class A Common Stock.

(c) Except as described in Item 4 of this Amendment No. 21, none of the Reporting Persons has effected any transaction involving the Class A Common Stock during the last 60 days from the date hereof.

(e) As a result of the completion of the Spin-Off, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Class A Common Stock on November 1, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 4 of this Amendment No. 21 is incorporated by reference into this Item 6.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 17 - Letter Agreement, dated as of October  7, 2021, by and between Dell Technologies Inc. and VMware, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Dell Technologies Inc. filed with the Securities and Exchange Commission on October  7, 2021 (Commission File No.  001-37867)).

Exhibit 18 - Letter Agreement, dated as of November 1, 2021, by and between Dell Technologies Inc. and VMware, Inc. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of VMware, Inc. filed with the Securities and Exchange Commission on November 1, 2021 (Commission File No. 001-33622)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2021

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary